SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒  Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes . ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on January 23, 2007 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, regarding the Qualified Accountant Waiver. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: January 29, 2007

QUALIFIED ACCOUNTANT WAIVER

The Company has obtained a 3-year conditional Waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant.

China Southern Airlines Company Limited (the “Company”) has obtained a 3-year conditional waiver (the “Waiver”) from The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) relating to the requirement for the Company to appoint a qualified accountant, on the condition that during the period covered by the Waiver, Mr. Xu Jie Bo (“Mr. Xu”), the chief financial officer and an executive director of the Company, is able to meet all the requirements of Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the Hong Kong Institute of Certified Public Accountant ( the “HKICPA”) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA) and the Company has in place arrangement(s) providing Mr. Xu with access to the assistance of Mr. Lung Chun Tak Junius (“Mr. Lung”), who is a fellow member of the HKICPA and the Association of Chartered Certified Accountants during the period of the Waiver.

The duration of the Waiver commenced from 1 March 2006 and will cease (i) on 28 February 2009, being the expiry date of three years commencing from 1 March 2006; or (ii) when the Company fails to fulfill any of the above conditions for the Waiver, whichever is earlier. The Company has engaged Mr. Xu, the chief financial officer and an executive director of the Company, as the qualified accountant of the Company on 13 February 2001. Mr. Xu is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA), and the Company has engaged Mr. Lung on 1 March 2006, to assist Mr. Xu. During the period of the Waiver, Mr. Xu shall have access to the assistance of Mr. Lung, who is a fellow member of the HKICPA and the Association of Chartered Certified Accountants. In the event of any change in the circumstances under which the Waiver is granted or that the Company fails to fulfill any of the Waiver conditions, the Company shall immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By Order of the Board of Su Liang Company Secretary

Guangzhou, the People’s Republic of China 22 January 2007

As at the date of this annoucement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non- executive Directors.